# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Porch Group, Inc., CIK 0001784535
CUSIP: 733245104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 411 1st Avenue S., Suite 501, Seattle, Washington (WA), 98104
Date of event which requires filing of this statement: 05/21/2026
Amends the filing with accession number 0000912282-26-000659
Filed by CIK 0001515184
Persons authorized to receive notices and communications: Matthew A. Ehrlichman, 411 1st Avenue S., Suite 501, Seattle, Washington (WA), 98104, 206-947-2472

## Reporting persons
- Ehrlichman Matt (CIK 0001515184): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 24,280,995; shared voting power 0; sole dispositive power 24,280,995; shared dispositive power 0; aggregate amount beneficially owned 24,280,995 (21% of the class)
  Comment: The numbers reported in Items 7, 9, and 11 include 21,538,060 shares of Common Stock beneficially owned by Mr. Ehrlichman, options exercisable for 1,892,203 shares of Common Stock and 850,732 restricted stock units, none of which vest within 60 days. The percentage reported in Item 13 is calculated based on 113,051,663 shares outstanding as of May 21, 2026, plus 1,892,203 options and 850,732 restricted stock units. The number of Issuer shares outstanding excludes 18,312,208 shares held by Porch Reciprocal Exchange, an affiliate of the Issuer, which are considered treasury shares for GAAP accounting purposes and under Delaware law and are not considered outstanding for quorum and are not entitled to vote.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Porch Group, Inc.
Address of issuer's principal executive offices: 411 1st Avenue S., Suite 501, Seattle, Washington (WA), 98104
Comment: This Amendment No. 11 to Schedule 13D ("Amendment No. 11") relates to the shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Porch Group, Inc. (the "Issuer" or the "Company"). This Amendment No. 11 amends and supplements, as set forth below, the Schedule 13D filed by Mr. Ehrlichman on December 31, 2020 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed by Mr. Ehrlichman on February 16, 2022, Amendment No. 2, filed by Mr. Ehrlichman on March 21, 2022, Amendment No. 3 filed by Mr. Ehrlichman on May 17, 2022, Amendment No. 4 filed by Mr. Ehrlichman on November 23, 2022, Amendment No. 5 filed by Mr. Ehrlichman on April 18, 2023, Amendment No. 6 filed by Mr. Ehrlichman on September 11, 2023, Amendment No. 7 filed by Mr. Ehrlichman on September 29, 2023, Amendment No. 8 filed by Mr. Ehrlichman on August 8, 2025, Amendment No. 9 filed by Mr. Ehrlichman on March 20, 2026, and amendment No. 10 filed by Mr. Ehrlichman on April 29, 2026 (collectively, the "Schedule 13D"). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by adding the information contained herein, and only those items amended are reported herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: See Item 5(c) for a description of transactions. No transactions involved the payment of consideration (other than the provision of services).

## Item 4. Purpose of Transaction
Purpose of transaction: Other than as previously reported or reported below, Mr. Ehrlichman does not have any plan or proposal that would relate to or would results in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Ehrlichman may be deemed to beneficially own 24,280,995 shares of Common Stock, representing approximately 21.0% of the shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares reported herein includes (i) 15,121,348 shares of Common Stock held directly by Mr. Ehrlichman, (ii) 1,892,203 shares of Common Stock that are obtainable upon exercise of options granted to Mr. Ehrlichman by the Company, all of which are currently exercisable, (iii) 850,732 shares of Common Stock that are obtainable upon vesting and settlement of RSUs granted to Mr. Ehrlichman by the Company, none of which vest within 60 days, and (iv) 6,416,712 shares of Common Stock held by West Equities, LLC, over which Mr. Ehrlichman has sole voting and investment power.

Mr. Ehrlichman's reported beneficial ownership excludes shares of Common Stock underlying 3,114,417 PRSUs granted to Mr. Ehrlichman, which will only be issued to Mr. Ehrlichman upon satisfaction of certain performance conditions as previously reported.

Please refer to the Company's prior disclosures for additional details on the PRSUs excluded from Mr. Ehrlichman's reported beneficial ownership.
Transactions in the class effected during the past sixty days: Exhibit 99.14 attached hereto and incorporated herein by reference sets forth all of Mr. Ehrlichman's transactions in Issuer's securities that have occurred since April 29, 2026. Other than as set forth herein, no transactions in the Issuer's securities have been effected by Mr. Ehrlichman during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Amendment No. 11 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.14 List of Mr. Ehrlichman's transactions since April 29, 2026

## Signatures
- Ehrlichman Matt: /s/ Matt Ehrlichman, Matt Ehrlichman (05/27/2026)